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                                                                       EXHIBIT 8

                               BRC HOLDINGS, INC.
                      1111 W. MOCKINGBIRD LANE, SUITE 1400
                            DALLAS, TEXAS 75247-5014

                                                                October 23, 1998

Dear Fellow Stockholders:

    We are pleased to inform you that on October 19, 1998, BRC Holdings, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Affiliated Computer Services, Inc. ("Parent") and ACS Acquisition Corporation, a wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has commenced a tender offer (the "Offer") to purchase 8,704,238 shares (the "Shares") of the Company's common stock, par value $0.10 per share (the "Common Stock"), which is approximately 51% of the outstanding shares on a fully diluted basis of Common Stock, for a cash price of $19.00 per Share, net to the seller in cash without interest. The Offer is conditioned upon, among other things, there being validly tendered prior to the expiration of the Offer and not properly withdrawn 8,704,238 Shares. The Offer is also subject to certain other terms and conditions as set forth in the accompanying Offer to Purchase. The Merger Agreement provides that following consummation of the Offer and upon the terms and subject to the conditions in the Merger Agreement and in accordance with Delaware law, Purchaser will be merged (the "Merger") with and into the Company and the shares of the Common Stock that are not acquired in the Offer will be converted into the right to receive $19.00 per share in cash.

    THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND ADOPTED THE MERGER AGREEMENT AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER (AS DEFINED IN THE ENCLOSED SCHEDULE 14D-9) ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinion of the Company's financial advisor, Donaldson Lufkin & Jenrette Securities Corporation ("Donaldson Lufkin & Jenrette"), to the effect that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to the stockholders from a financial point of view. A copy of Donaldson Lufkin & Jenrette's written opinion is set forth in full as Annex A to the attached Schedule 14D-9.

    The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                          /s/ Paul Stoffel

                                          Paul Stoffel
                                          CHAIRMAN OF THE BOARD